Exhibit 99.2

NOTICE TO THE SHAREHOLDERS

SUZANO S.A.

Publicly Held Company

CNPJ/MF No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, April 02, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with the provisions of CVM Instruction No. 481, of December 17, 2009 (“ICVM 481”), as amended, and under the OFFICIAL LETTER/CVM/SEP/No. 2/2020 (“Official Letter”), hereby informs its shareholders and the market in general that (i) the Distance Voting Ballot for the AGM (“BVD-AGM”), and (ii) the Manual for Attendance of the Shareholders that contains such ballot, are being submitted again by the Company on the date hereof in order to simply rectify the legal ground related to the question pertaining the requisition for the adoption of separate voting for the election of member of the Board of Directors (Simple Question No. 4 of the current BVD-AGM), adjusting, then, such question to the provisions of the applicable legislation. All further items not expressly rectified under the terms of this Notice to the Shareholders shall remain in full force and effect.

Taking into account the new presentation mentioned above, any BVD-AGM that have already been sent until the date hereof shall have their votes on the question rectified herein (i.e., Simple Question No. 4 of the current BVD-AGM) deemed invalid in accordance with article 21-A, §3º, item II, of ICVM 481 and the Official Letter. However, if the shareholder wishes to send a new BVD-AGM to replace the preceding one, it shall do so respecting the limit term originally established of seven (7) days before the AEGM, that is, until 4.17.2020 (inclusive), as provided for in ICVM 481. In this case, it is recommended that the shareholder sends the new BVD-AGM to the same service provider it used before, thus avoiding that its voting instruction is deemed to be conflicting.

Finally, the Company highlights that all documents related to the AEGM, including, without limitation, those aforementioned, are available at the head office of Suzano, at the Company’s investors relation website (www.suzano.com.br/ri) and at the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 (http://www.b3.com.br).

The Company’s Management, through its Investors Relation area, remains at the disposal of the shareholders and the market for any additional clarifications through the phone number +55 (11) 3503-9330 and the e-mail ri@suzano.com.br.

São Paulo, April 02, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investors Relation Officer